June 6, 2012

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:

Ms. Melissa N. Rocha, Accounting Branch Chief

Ms. Tia Jenkins, Senior Assistant Chief Accountant

Ms. Raquel Howard, Staff Accountant

Re:

Nevada Gold Holdings, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed April 17, 2012

File No. 000-52636

Ladies and Gentlemen:

On behalf of our client, Nevada Gold Holdings, Inc., a Delaware corporation (the “Company”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated May 22, 2012 (the “Comment Letter”), addressed to Jianguo (Jason) Xu, Chief Executive Officer of the Company, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”).  Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

Form 10-K for the fiscal year ended December 31. 2011

Item 9A. Controls and Procedures. Page 28

Management's Annual Report on Internal Control over Financial Reporting, page 28

1.

We note you have not complied with the staff’s previous comment letter dated May 7, 2009 and we reissue updated comment. We note that you have identified a material weakness in your internal control over financial reporting. Please confirm to us that you concluded your internal control over financial reporting was not effective as of December 31, 2011, and provide a statement in future filings as to whether or not internal control over financial reporting is effective.  Please comply with this comment and provide us with a sample of your proposed revised disclosure, Refer to Item 308(a)(3) of Regulation S-K.

Division of Corporation Finance

Securities and Exchange Commission

June 6, 2012

Response

The Company confirms that its management concluded that its internal control over financial reporting was not effective as of December 31, 2011, and the Company will provide a statement in future filings as to whether or not internal control over financial reporting is effective.

Our proposed revised disclosure in future filings (with appropriate modifications as a result of future assessments) is as follows:

“Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, an issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by its board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles (GAAP). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.

“Management has conducted, with the participation of our principal executive officer and principal financial officer, an assessment, including testing of the effectiveness, of our internal control over financial reporting as of [December 31, 2011] (the “Evaluation Date”). In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set forth in Internal Control over Financial Reporting – Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. We have identified the following material weakness: [We were unable to implement a system of segregation of duties necessary to establish an effective system of internal controls as of the Evaluation Date.]  Accordingly, we concluded that our internal control over financial reporting was not effective as of the Evaluation Date.”

The Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *           *           *

Division of Corporation Finance

Securities and Exchange Commission

June 6, 2012

We trust that the statements contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.  If you have any questions or comments with respect to the foregoing, please contact me at (212) 400-6910.

Sincerely yours,

/s/ Barrett S. DiPaolo

Barrett S. DiPaolo

cc:

Jianguo (Jason) Xu

Adam S. Gottbetter